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                                                                 EXHIBIT 99.4(b)

MINNESOTA LIFE                                                           PREMIER
                                                             DEATH BENEFIT RIDER

Minnesota Life Insurance Company o 400 Robert Street North o St. Paul, Minnesota 55101-2098


This rider is attached to and made part of this contract as of the Contract Date. We will deduct a charge for this rider as set forth on page one of the contract. Once elected, you may not terminate this rider.

Terms not defined in this rider have the meaning given to them in the contract. The section of the contract titled "Amount Payable at Death Prior to the Annuity Commencement Date" is deleted and replaced with the following:

AMOUNT PAYABLE AT DEATH PRIOR TO THE ANNUITY COMMENCEMENT DATE
If any Owner dies before Annuity Payments begin, we will pay the death benefit of this contract to the Beneficiary. If the Owner of this contract is other than a natural person, such as a trust or other similar entity, we will pay the death benefit to the Beneficiary on the death of the Annuitant. The entire value of the contract must be distributed within five years from the date of death except as otherwise provided below.

The death benefit will be the greater of:

(a)  the Contract Value; or
(b) the sum of Purchase Payments adjusted pro-rata for any amounts previously withdrawn; or
(c) the Highest Anniversary Value prior to the date of death increased by any Purchase Payments and reduced pro-rata for amounts withdrawn since the previous Highest Anniversary Value was determined; or
(d)  the 5% Death Benefit Increase Value.

The Highest Anniversary Value will be determined on every Contract Anniversary prior to the Contract Anniversary following your 80th birthday. The Highest Anniversary Value is equal to the greater of:

-    the Contract Value; or
- the previous Highest Anniversary Value increased by any Purchase Payments and reduced pro-rata for amounts withdrawn since the previous Highest Anniversary Value was determined.

The 5% Death Benefit Increase Value is equal to the sum of:

- the portion of Contract Value in the General Account and the Guaranteed Term Account; and
- Purchase Payments and transfers into the Variable Account less withdrawals and transfers out of the Variable Account, accumulated to the earlier of the date we receive due proof of death or the Contract Anniversary following your 80th birthday at an interest rate of 5%, compounded annually.

Notwithstanding any provision of this Rider to the contrary, the 5% Death Benefit Increase Value shall not exceed:

- prior to the Contract Anniversary following your 80th birthday, 200% of the sum of Purchase Payments adjusted pro-rata for any amounts previously withdrawn; and
- after the Contract Anniversary following your 80th birthday, the 5% Death Benefit Increase Value as of the Contract Anniversary following your 80th birthday, subject to the limit set forth in (a), less subsequent amounts withdrawn.

Where Joint Owners exist, there will be no further Highest Anniversary Values determined or accumulation of the 5% Death Benefit Increase Value after the Contract Anniversary following the 80th birthday of the oldest Joint Owner. After the death of the first Joint Owner, determination of new Highest Anniversary Values and accumulation of the 5% Death Benefit Increase Value may resume if the surviving Joint Owner continues the contract and has not passed his or her 80th birthday. Death benefit guarantees continue to apply and will be based upon the age of the surviving Owner.

The value of the death benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of death at our home office. Any amounts due as a death benefit in excess of the Contract Value will be directed into the Money Market Sub-Account in fulfillment of the death benefit provisions of the contract.


02-70073                                      Minnesota Life Insurance Company 1
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We will pay the death benefit in a single sum unless another form of settlement has been requested and agreed to by us as of the date we receive all information necessary to make payment.

If any portion of the death benefit is payable to your designated Beneficiary who is not your surviving spouse, that Beneficiary may elect an Annuity Payment option measured by a period not longer than that Beneficiary's life expectancy. Annuity Payments must begin no later than one year after your death.

If any portion of the contract interest is payable to your designated Beneficiary who is your surviving spouse, the surviving spouse shall be treated as the contract Owner for purposes of: (a) when payments must begin; and (b) the time of distribution in the event of death. If a surviving spouse elects to assume his or her deceased spouse's contract, there may be an adjustment to the Contract Value in the form of a death benefit for the death of the original Owner. The death benefit may only be exercised at the death of the original Owner and at the death of the first surviving spouse.

This rider will terminate at the earliest of: the payment of all death benefits available under the contract; termination or surrender of the contract; or the Annuity Commencement Date where all remaining Contract Value has been applied to provide Annuity Payments.




/s/ Dennis E. Prohofsky                         /s/ Robert L. Senkler
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Dennis E. Prohofsky                             Robert L. Senkler
Secretary                                       President



02-70073                                      Minnesota Life Insurance Company 2